Exhibit 4.3

Company Order

        June 23, 2016

The Bank of New York Mellon,

as Trustee

101 Barclay Street

Floor 7E

New York, New York 10286

Re: 3.65% Senior Secured Notes due 2045

Ladies and Gentlemen:

Application is hereby made to The Bank of New York Mellon, a New York banking corporation, as trustee (the “Trustee”), under the Indenture dated as of August 15, 2002 (the “Indenture”), between Union Electric Company, a Missouri corporation (the “Company”), and the Trustee for the authentication and delivery of $150,000,000 aggregate principal amount of the Company’s 3.65% Senior Secured Notes due 2045 (the “Notes”), pursuant to the provisions of Article II of the Indenture. The Company, at any time and from time to time, without the consent of the holders of the Notes, may deliver additional Notes of the same series executed by the Company to the Trustee for authentication, having the same terms and conditions (including the same CUSIP number) as the Notes authenticated pursuant hereto in all respects, except for the date of original issuance, the offering price, and if applicable, the initial interest accrual date and the initial interest payment date. Such additional Notes shall be part of the same series as the Notes authenticated pursuant hereto. All capitalized terms not defined herein that are defined in the Indenture shall have the same meaning as used in the Indenture.

In connection with this Company Order, there are delivered to you herewith the following:

1.	Certified copies of the resolutions adopted by the Board of Directors of the Company authorizing this Company Order and the issuance and sale of the Notes by the Company pursuant to Section 2.05(c)(1) of the Indenture;

2.	Opinions of Counsel addressed to you pursuant to Section 2.05(c)(2) of the Indenture;

3.	Independent Expert’s certificate pursuant to Section 2.05(c)(3) of the Indenture;

4.	Officers’ Certificate pursuant to Section 2.05(c)(4) of the Indenture;

5.	A Global Note representing the Notes executed on behalf of the Company in accordance with the terms of Section 2.05(a) of the Indenture; and

6.	Pursuant to Section 2.05(c)(3) of the Indenture, the Company’s Senior Note First Mortgage Bonds designated “First Mortgage Bonds, Senior Notes Series QQ” (the “Bonds”) in the principal amount of $150,000,000 relating to the Notes, fully registered in the name of the Trustee in trust for the benefit of the Holders from time to time of such Notes.

The Global Note representing the Notes is to be held for delivery through the facilities of The Depository Trust Company (“DTC”) to Wells Fargo Securities, LLC on behalf of the several underwriters thereof, against payment therefor at the closing in respect of the sale thereof, such closing to be held at 10:00 a.m., New York time, June 23, 2016, at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178. You are hereby instructed to authenticate the Global Note representing the Notes in the name of CEDE & Co. as registered holder and to hold it as custodian for DTC.

Please acknowledge receipt of the Global Note representing the Notes, the instructions referred to above and the supporting documentation pursuant to the Indenture referred to above (including the Bonds in trust for the benefit of the Holders).

Very truly yours,

Union Electric Company

By:	/s/ Ryan J. Martin
Name:	Ryan J. Martin
Title:	Vice President and Treasurer

Receipt from the Company of the Global Note representing the Notes, certain instructions related thereto and the supporting documentation pursuant to the Indenture (including the Bonds in trust for the benefit of the Holders) in connection with the authentication and delivery of the Notes is hereby acknowledged.

The Bank of New York Mellon,
as Trustee

By:	/s/ Glenn G. McKeever
Name:	Glenn G. McKeever
Title:	Vice President